Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Partial Changes to the Organizational Structure of the New Bank and the New Trust Bank

Tokyo, May 25, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda) have been preparing for the two groups’ management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and have decided to partially change the organizational structure of the new bank and the new trust bank which was announced on April 20, 2005 as below.

1. New Bank

The new bank will newly establish or change the names of the following organizations in order to facilitate smooth transition of its customers and branch networks and to newly establish foreign exchange operations in the Chubu and Western Japan regions.

(1)	Organizations to be newly established

	“Business Integration Support Office” will be newly established in each of the Retail Banking Business Unit, Corporate Banking Business Unit and Operations & Systems Unit.

‚	“Nagoya International Operations Office” will be newly established within Nagoya Corporate Banking Division No. 1.

ƒ	“Osaka International Operations Office” will be newly established within Osaka Corporate Banking Division No. 1.

(2)	Name Change

	The original Japanese name of “Branch Consolidation Support Office” of the Retail Banking Planning Division will be changed. However, its English name is unchanged.

‚	“Credit Quality Control Office” of the Retail Credit Division will be changed to “Retail Credit Quality Control Office”.

ƒ	The original Japanese name of “Corporate Business Reorganization Office” of the Corporate Business Planning Division will be changed. However, its English name is unchanged.

The revised organizational chart of the new bank is attached as Appendix 1.

2. New Trust Bank

(1)	The new trust bank will newly establish “Integration Project Division” in order to promote smooth integration of operations of the two trust banks, including transition of customers.

(2)	The new trust bank will newly establish “Private Banking Business Division” within the Retail Banking Business Unit in order to create a private banking business model that takes advantage of the various aspects of the trust business, concurrent business (inheritance related business, real estate business and corporate agency business) and banking business of the trust bank.

The revised organizational chart of the new trust bank is attached as Appendix 2.

(Contacts):

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9066)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

General Managers and other Executives of the New Holding Company

TOKYO, May 25, 2005 — Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. are progressing their preparations for integration in October 2005 (subject to approval by their respective shareholders’ meetings and the relevant regulatory authorities) and announced today the following planned general managers and other executives of the new holding company.

1. Corporate Center (as of October 1, 2005)

New Position	Name	Current Position
General Manager, Corporate Administration Division	Hideki Sonobe	General Manager, Corporate Administration Division, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Corporate Administration Division	Keisuke Tahara	General Manager, General Affairs Department, Deputy General Manager, Secretariat UFJ Holdings, Inc.

General Manager, Corporate Planning Division	Takami Onodera	General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Co-General Manager, Corporate Planning Division	Ichiro Hamakawa	Executive Officer General Manager, Corporate Planning Department and Integration Planning Office UFJ Holdings, Inc.

Executive Officer Co-General Manager, Corporate Planning Division	Takashi Oyamada	Co-General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Corporate Planning Division	Tadashi Kuroda	Deputy General Manager, Group Planning Department, UFJ Holdings, Inc.

General Manager, Public Relations Division	Hideaki Fujizuka	Deputy General Manager, Corporate Planning Division, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Financial Planning Division	Hiroyuki Nakagawa	General Manager, Financial Planning Department, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer General Manager, Corporate Risk Management Division	Norio Kuroiwa	Executive Officer General Manager, Corporate Risk Management Division, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Corporate Risk Management Division	Kenji Fujii	General Manager, Risk Management Department, UFJ Holdings, Inc.

Executive Officer General Manager, Credit & Investment Management Division	Junichi Ito	Executive Officer General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Credit & Investment Management Division	Masafumi Inagi	Co-General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Compliance Division	Susumu Kawamata	General Manager, Compliance Department, UFJ Holdings, Inc.

Executive Officer General Manager, Internal Audit Division	Kazuhiro Shimanuki	Executive Officer General Manager, Internal Audit Department, UFJ Holdings, Inc.

2. Integrated Retail Banking Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Retail Business Planning Division	Tetsuya Wada	Executive Officer General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Retail Business Planning Division	Mikiyasu Hiroi	General Manager, Retail Banking Promotion Department, UFJ Bank Limited

Executive Officer General Manager, Retail Business Development Division	Yoshitsugu Yokogoshi	General Manager, Public Relations Department UFJ Holdings, Inc.

Co-General Manager, Retail Business Development Division	Akinori Takeshita	Co-General Manager, Investment Products Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Tsunehiro Fijisaka	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Keiichiro Kawafune	General Manager, Retail Banking Credit Administration Department, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Tokyo	Nobuyuki Kunimatsu	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Toshiharu Matsuno	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Tadashi Sebata	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Tokyo	Toshiyuki Takahashi	Deputy General Manager, Retail Banking Promotion Department (Tokyo), UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Nagoya	Seiji Shiga	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Nagoya	Kensei Shimoda	Head of Retail Banking for Kanayama Area, General Manager, Rokubancho Branch and Donko Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Nagoya	Masahiko Yamada	Head of Retail Banking for Nagoya-Ekimae Area,, General Manager, Owari-Shinkawa Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Osaka	Osamu Goshima	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.

Co-General Manager, Retail Business Development, Division, Osaka	Makoto Hashimoto	Head of Retail Banking for Keihan-Kyobashi, General Manager, Osaka- Kyobashi Branch and Morishoji Branch, UFJ Bank Limited

Co-General Manager, Retail Business Development Division, Osaka	Yasuo Nakazato	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Customer Satisfaction Planning Division	Fumio Yoshimatsu	Deputy General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Retail Marketing Division	Takeo Tohara	Deputy General Manager, Human Resource Office Bank of Tokyo Mitsubishi

Co-General Manager, Retail Marketing Division	Gyosuke Kojima	The Mitsubishi Trust and Banking Co., On secondment to Mitsubishi Asset Management Co., Ltd.

General Manager, Private Banking Planning Division	Hiroyuki Yamanaka	General Manager, Corporate Owner Private Banking Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Private Banking Planning Division	Tadafumi Takumi	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.

General Manager, Mortgage Business Planning Division	Takeharu Uchida	General Manager Mortgage Loan Promotion Department, UFJ Bank Ltd.

Executive Officer General Manager, Consumer Finance Planning Division	Mitsuo Imai	Executive Officer General Manager Retail Banking Planning & Administration Department, UFJ Bank Ltd.

Co-General Manager, Consumer Finance Planning Division	Yoshiya Tagasira	Co-General Manager, Retail Banking Planning & Administration Department (Tokyo), UFJ Bank Ltd.

Executive Officer General Manager, Retail Trust Business Planning Division	Yoshiyasu Ito	Executive Officer Sapporo Branch Manager, The Mitsubishi Trust and Banking Corporation

Executive Officer Responsible for Branches in the Chubu Area	Yoshiaki Masuda	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Responsible for Branches in the Western region of Japan	Shigenobu Tokuoka	Executive Officer, General Manager, Nagoya-Ekimae Corporate Banking Office and Nagoya-Ekimae Branch, UFJ Bank Ltd.
3. Integrated Corporate Banking Business Group (as of October 1, 2005)
New Position	Name	Current Position
Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division	Takashi Kimura	Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Corporate Business Planning Division Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group	Hikaru Yamazaki	General Manager, Business Division NO. 2, The Mitsubishi Trust and Banking Corporation

Deputy General Manager, Corporate Business Planning Division	Haruo Inoue	On secondment to JCB Co., Ltd. UFJ Bank Ltd.

Executive Officer General Manager, Trust Business Planning Division Co-General Manager, Corporate Business Planning Division Co-General Manager, Corporate Business Development Division 1	Toshiaki Kajiura	Executive Officer Trust Assets Operations Business Unit Co-General Manager, Trust Assets Planning Division, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer Co-General Manager, Trust Business Planning Division	Toshikazu Nakanishi	Senior Executive Officer UFJ Trust Bank Ltd.

Co-General Manager, Trust Business Planning Division	Masahiro Fuse	General Manager, Real Estate Department UFJ Trust Bank Ltd.

Executive Officer General Manager, Investment Banking Planning Division	Takashi Morisaki	General Manager, Corporate Business Planning Division, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Investment Banking Planning Division	Noriyuki Fukuda	General Manager, Planning & Administration Department, UFJ Bank Ltd.

Executive Officer General Manager, Corporate Business Development Division No. 1	Yukiharu Kihou	Executive Officer General Manager, Corporate Business Development Division No. 1, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.

Executive Officer General Manager, Corporate Business Development Division No. 2	Yukihiro Ito	Executive Officer General Manager, Corporate Banking Promotion Department (Tokyo) General Manager, Small & Medium Corporate Banking Promotion Office, UFJ Bank Ltd.

Executive Officer, General Manager, Global Planning Division	Akira Kamiya	Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Deputy General Manager, Global Planning Division	Ichiro Kajiwara	General Manager of Commercial Banking Office, Planning & Administration Department UFJ Bank Ltd.

4. Integrated Trust Assets Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Asset Management and Administration Planning Division	Kaoru Wachi	General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group Inc.

Co-General Manager, Asset Management and Administration Planning Division	Hiroya Saijo	General Manager, Pension Fund Management Division, The Mitsubishi Trust and Banking Corporation

Executive Officer Co-General Manager, Asset Management and Administration Planning Division	Tomoo Masuda	Executive Officer General Manager, Trust Assets Planning Division, UFJ Trust Bank Ltd.

Co-General Manager, Asset Management and Administration Planning Division	Hidefumi Yamaoka	Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group, Inc.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc. Corporate Communications Office (03-3240-9059) UFJ Holdings, Inc. Public Relations Department (03-3212-5460)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.